40-33
Branch 18
811-7758

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 16, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of **Defendants' Response in Opposition to Plaintiff's Verified Rule 60(b) Motion for Relief From the Order Dated June 29, 2004** in *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes /v.v.

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Kondracki v AIM\Corr\L-071604SEC.doc
071604 (1) vxv

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

RONALD KONDRACKI Plaintiff, v. A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC., Defendants.	))))))))))	No. 04-263 DRH

Defendants' Response in Opposition to Plaintiff's Verified Rule 60(b) Motion for Relief From the Order Dated June 29, 2004

The Court should deny Plaintiff's motion to reconsider its Order of June 29, 2004, transferring this action to the Southern District of Texas for these reasons:

1. **Plaintiff's Inadequate Excuse** – Plaintiff's proffered excuse – ignorance of the Local Rules – is no legal justification for granting relief from the transfer order. Mr. Zelcs is practicing in this Court and is presumed (and required) to know the Local Rules. Further, three other lawyers for Plaintiff are on the signature block of the Complaint, have offices in this District and practice regularly in this Court. Plaintiff's counsel does not and cannot explain how they were or could be ignorant of the Local Rules of this Court.[1] Plaintiff's counsel, furthermore, have not pointed to any overriding commitment in any other case or any unexpected emergency which precluded meeting their obligations in this case. This motion presents no extraordinary circumstance which would justify a finding of "excuse."[2]

[1] Those lawyers all received copies of Defendants' transfer motion papers via the Court's electronic case filing system.

[2] The "excuse" proffered by Plaintiff's counsel is particularly puzzling in light of their reliance on the Rules of the Northern District of Illinois. Those Rules do not contain any 30-day period for

2. **Rule 60(b) Does not Apply** -- Rule 60(b) does not apply here because the transfer order is not a "final" order. McCormick v. City of Chicago, 230 F.3d 319, 326-27 n.6 (7th Cir. 2000); Hill v. Potter, 352 F.3d 1142, 1144 (7th Cir. 2003).

Plaintiff's case citations are inapposite. Since Rule 60(b) does not apply, the cases resting on interpretations of Rule 60(b) are inapplicable. Likewise, opinions vacating default judgments are inapplicable since they deal with final judgments. Here, the Court simply transferred the action to another federal court. It did not terminate the case.[3]

3. **No Clear Error by Court** -- The transfer order is not manifestly wrong or based on any misapprehension of the law. Nor is there any new evidence proffered which was unavailable at the time of the entry of the transfer order. Indeed, transfer of this action to the Southern District of Texas, the location of defendants' headquarters, is supported by established precedent in this District. Moreover, Plaintiff misstates the contents of the transfer order, contending that it transfers the action to Colorado.

---

papers opposing motions and, thus, provide no basis for Plaintiff's counsel to have presumed that any response to the transfer motion papers was due on July 8, 2004. See www.ilnd.uscourts.gov. The "excuse" proffered by Plaintiffs' counsel has recently grown even more puzzling. They did not respond timely to a subsequent transfer motion pending before this Court in another action (Perrier v. American Century Investment Management, Inc., Case No. 04-CV-0260) even though, before the deadline for filing opposition papers, they were notified by the Court of its Order in this case.

[3] Though styled a motion under Rule 60(b), Plaintiff's motion is truly a motion for reconsideration. Hope v. U.S., 43 F.3d 1140, 1142 (7th Cir. 1994), cert. denied, 515 U.S. 1132 (1995). Plaintiff's motion, however, does not satisfy the test for reconsideration adopted by the Seventh Circuit in Caisse Nationale de Credit Agricole v. CBI Industries, Inc., 90 F.3d 1264, 1269 (7th Cir. 1996): "Motions for reconsideration serve a limited function: to correct manifest errors of law or fact or to present newly discovered evidence." As shown above, no such function would be served here. For that reason alone, the Court should deny Plaintiff's motion.

4. **No prejudice to Plaintiff** -- Plaintiff has suffered no prejudice from the transfer order. He retains all claims asserted in his Complaint. The transfer order only transfers this action to another federal court convenient to the parties and witnesses.

Conclusion

Defendants A I M Advisors, Inc. and A I M Distributors, Inc. respectfully request that the Court deny Plaintiff's Verified Rule 60(b) Motion for Relief from the Order Dated June 29, 2004, wherein this Court appropriately transfered this action to the Southern District of Texas.

Dated: July 13, 2004

Respectfully submitted,

ARMSTRONG TEASDALE LLP

s/ Lisa M. Wood
Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
Telephone 314.621.5070
Telecopier 314.621.5065
fgundlac@armstrongteasdale.com
gdavis@armstrongteasdale.com
lwood@armstrongteasdale.com

Attorneys for Defendants A I M Advisors, Inc. and
A I M Distributors, Inc.

Of Counsel:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Telephone 212.575.4700

CERTIFICATE OF SERVICE

A copy of the foregoing document was electronically served this 13th day of July, 2004 upon:

Diane M. Heitman
Douglas R. Sprong
Steven A. Katz
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Andrew S. Friedman
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

A copy of the foregoing document was mailed, postage prepaid, this 13th day of July, 2004 to:

Francis J. Balint, Jr.
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

s/ Lisa M. Wood